Stepan



We're 75. Looking forward.

STEPAN COMPANY 2006 ANNUAL REPORT

Stock information

New York Stock Exchange, symbol SCL

	2006	2005
Stock price range	**$ 25.05–33.00**	$ 20.80–27.48
Dividend (Common)	**$ 0.8050**	$ 0.7850
Dividend (Preferred)	**$ 1.375**	$ 1.375
Earnings per diluted share	**$ 0.63**	$ 1.35
Return on equity	**4%**	8%
Book value	**$ 18.33**	$ 17.19
Shares outstanding	**9,207,804**	9,040,544

Production Facilities

Millsdale (Joliet), Illinois ▪ Anaheim, California ▪ Fieldsboro, New Jersey ▪ Maywood, New Jersey ▪ Winder, Georgia ▪ Longford Mills, Ontario, Canada ▪ Matamoros, Mexico ▪ Manizales, Colombia ▪ Vespasiano, Brazil ▪ Stalybridge, United Kingdom ▪ Voreppe (Grenoble), France ▪ Wesseling (Cologne), Germany ▪ Bauan, Batangas, Philippines (joint venture) ▪ Nanjing, China (joint venture)


Net Income
(DOLLARS IN THOUSANDS)
16,072
20,129
4,911
10,324
13,159
8,670
01 02 03 04 05 06

Compound Annual Growth Five Years –16%


Net Sales
(DOLLARS IN THOUSANDS)
711,517
748,539
784,855
935,816
1,078,377
1,172,583
01 02 03 04 05 06

Compound Annual Growth Five Years +11%


Capital Expenditures
(DOLLARS IN THOUSANDS)
34,014
36,135
32,872
33,766
41,519
45,970
01 02 03 04 05 06

Compound Annual Growth Five Years +6%


Segment Sales
(DOLLARS IN THOUSANDS)
558,927
127,722
24,868
599,436
124,332
24,771
620,096
139,785
24,974
709,487
199,235
27,094
823,603
228,457
26,317
880,327
264,167
28,089
01 02 03 04 05 06

☐ Surfactants
☐ Polymers
☐ Specialty Products

Stepan at a glance

Surfactants

A surfactant is a surface active agent that changes a liquid's surface tension. Surfactants are the basic cleaning agent in consumer and industrial cleaning products such as detergents for washing clothes, dishes, carpets, floors, walls, as well as shampoos, lotions, toothpastes and cosmetics. Other applications include biodiesel, fabric softeners, lubricating ingredients, emulsifiers for spreading agricultural products, and industrial applications such as latex systems, plastics and composites.

Total surfactant sales represent 75 percent of Stepan's 2006 sales or $880,327,000 versus $823,603,000 in 2005. The increase in sales was largely due to a seven percent increase in average selling prices.

Domestic surfactant operations, representing 63 percent of surfactants, recognized a $31 million, or a six percent, increase in sales on an eight percent increase in average selling prices. Foreign operations representing 37 percent of surfactants, reported a $26 million, or nine percent, increase in sales due to higher selling prices and a three percent growth in sales volume.

Polymers

The polymer product group includes phthalic anhydride, polyols, and polyurethane systems. *Phthalic anhydride* is used in polyester resins, alkyd resins, and plasticizers for applications in construction materials and components of automotive, boating, and other consumer products. Polyols and polyurethane systems are used in the manufacture of rigid foam for the construction industry. These products provide thermal insulation and are sold to the construction, industrial and appliance markets. Stepan's polyols are also base raw materials for flexible foam, as well as coatings, adhesives, sealants and elastomers.

Polymer sales represent 23 percent of 2006 sales, or $264,167,000 versus $228,457,000 in 2005, an increase of 16 percent. Higher selling prices due to higher raw material costs coupled with a seven percent increase in sales volume caused the increase in sales.

Specialty Products

Specialty products include flavors and emulsifiers and solubilizers used in the food and pharmaceutical industry. Sales for specialty products for 2006 were $28,089,000 versus $26,317,000 for 2005. Specialty products represent two percent of net sales.

Net Income Per Diluted Common Share (DOLLARS)



1.65
2.05
0.45
1.05
1.35
0.63
01
02
03
04
05
06

Compound Annual Growth Five Years –18%

Dividends Per Common Share (DOLLARS)



0.7075
0.7375
0.7625
0.7725
0.7850
0.8050
01
02
03
04
05
06

Compound Annual Growth Five Years +3%

Equity Per Share (DOLLARS)



16.27
16.64
16.89
17.42
17.19
18.33
01
02
03
04
05
06

Compound Annual Growth Five Years +2%

Stepan is a leading merchant producer of surfactants that are the key ingredients in consumer and industrial cleaning compounds. Manufacturers of detergents, shampoos, lotions, toothpastes and cosmetics depend on surfactants to achieve the foaming and cleaning qualities of their products. Stepan also produces fabric softeners, germicidal quaternary compounds, and biodiesel. Other applications include lubricating ingredients, emulsifiers for spreading of agricultural products, stabilizers for latex, coatings and adhesive, oil field drilling and enhanced oil field production. Stepan produces other specialty products that are often custom-made to meet individual needs. These include flavors, emulsifiers and solubilizers used in the food and pharmaceutical industries. The Company is also a principal supplier of phthalic anhydride, a commodity chemical intermediate that is used in polyester resins, alkyd resins and plasticizers. Polyols and polyurethane foam systems sold by the Company are used in the thermal insulation market primarily by the construction and refrigeration industries. Headquartered in Northfield, Illinois, Stepan utilizes a network of modern production facilities located in North and South America, Europe, China and the Philippines.

On our cover:

Our 75th anniversary is a testament to the many hardworking and talented employees who helped to build this Company. This annual report features portraits of just a few of the thousands of employees who have devoted their time and talents to make Stepan the company it is today. We salute your accomplishments and thank you for your commitment. Together we are looking forward to our next 75 years.

Table of contents

Financial highlights

In thousands, except per share and stockholder amounts	2006	2005	% Change (2006 vs. 2005)	2004	% Change (2005 vs. 2004)
Net sales	**$ 1,172,583**	$ 1,078,377	+9	$ 935,816	+15
Net income	**6,670**	13,159	–49	10,324	+27
Per diluted share	**0.63**	1.35	–53	1.05	+29
Percent of net sales	**0.6%**	1.2%	–50	1.1%	+9
Percent return on average equity	**3.8%**	7.9%	–52	6.3%	+25
Depreciation and amortization	**38,384**	38,769	–1	39,169	–1
Capital expenditures	**45,970**	41,519	+11	33,766	+23
Dividends per common share	**80.50¢**	78.50¢	+3	77.25¢	+2
Working capital	**87,974**	96,344	–9	77,882	+24
Current ratio	**1.5**	1.6	–6	1.5	+7
Long-term debt, less current maturities	**107,403**	108,945	–1	94,018	+16
Stockholders' equity	**180,786**	166,834	+8	168,241	–1
Stockholders' equity per share	**18.33**	17.19	+7	17.42	–1
Average common shares outstanding	**9,131**	9,005	+1	8,970	—
Number of stockholders	**1,312**	1,044	+26	1,124	–7

Information in this annual report contains forward looking statements which are not historical facts. These statements involve risks and uncertainties that could cause actual results to differ materially, including without limiting, cash flow, prospects for our foreign operations, and certain global and regional economic conditions and probability of future acquisitions and new products, and factors detailed in the Company's Securities and Exchange Commission filings.

2006 Product Line Sales
(DOLLARS IN THOUSANDS)



☐ Surfactants $880,327
☐ Polymers $264,167
☐ Specialty Products $28,089

2006 Long Lived Assets
(DOLLARS IN THOUSANDS)



☐ United States $153,244
☐ Others $87,561

2006 Global Sales
(DOLLARS IN THOUSANDS)



☐ United States $801,017
☐ Others $371,566

2006 Sales Dollar Distribution
(DOLLARS IN THOUSANDS)



☐ Material $745,797 63.6%
☐ Other Expenses $243,057 20.7%
☐ Payroll and Fringes $137,775 11.7%
☐ Depreciation and Amortization $38,384 3.3%
☐ Income Taxes $900 0.1%
■ Net Income $6,670 0.6%

To our shareholders

2007 marks Stepan's 75th anniversary—a cause for celebration, reflection and action. Over the past seventy-five years Stepan employees have devoted their time and talents to grow our business. Their passion for the Company and our customers has made Stepan what it is today and will make it better going forward. We have many goals yet to accomplish, most importantly to improve our profitability as we continue to diversify and build our business.



F. Quinn Stepan, Jr. / PRESIDENT AND CHIEF EXECUTIVE OFFICER

F. Quinn Stepan / CHAIRMAN

In 2006 net sales grew nine percent, but net income decreased to $6.7 million, or $0.63 per diluted share. After a steadily improving first half and a strong third quarter, a large legal settlement, European reorganization costs and lower polymer margins combined with unplanned higher plant operating costs contributed to a $5.5 million fourth quarter loss, significantly affecting full year results.

Despite the decrease in corporate income, our largest business segment, Surfactants, posted higher earnings. Surfactant earnings were up due to increased profitability within our General Surfactant, Functional Product and Biodiesel businesses despite European severance charges. Polymer operating income decreased as higher global polyol volumes were offset by lower urethane system profitability. Specialty Product earnings were down $2.0 million due to deterioration in our food business margins. Corporate results included a $1.9 million after tax charge to settle a personal injury claim and a $1.0 million after tax increase in deferred compensation expense over the prior year.

Net sales for the year increased to $1.2 billion, up nine percent, from the $1.1 billion reported last year. Sales volume increased one percent



despite lower commodity anionic sales into the laundry market due to reduced actives in the consumer product market. Higher selling prices, due to higher raw material costs, and the translation effect of foreign sales against a weaker U.S. dollar contributed seven percent and one percent, respectively, to the sales increase.

Surfactant sales, which account for 75 percent of Company revenues, rose seven percent in 2006, reflecting higher selling prices, as sales volume remained unchanged. Continued strong sales of biodiesel in North America and fabric softeners in Latin America were offset by lower commodity laundry product sales. We also saw the benefits of our decision a year ago to concentrate more resources on the general surfactant market. We have been successful using dedicated marketing and technical resources to grow this highly fragmented and higher margin segment.

We took a number of steps this year to reduce our future costs. We restructured our European operations and consolidated administrative and customer service functions in our Voreppe, France, headquarters. The new structure will improve customer service and save $1.0 million to $1.5 million per year. After several years of working with the French government, we were successful in gaining approval to increase operations in Voreppe from five to seven days a week which will provide a higher return on existing capital.

Polymer sales, which account for 23 percent of revenues, increased 16 percent due to higher selling prices and the strength of higher polyol sales volume. Volatility in material costs negatively impacted margins. Our Chinese joint venture, Stepan Jinling Chemical, LLC, had a small loss in 2006 despite volume growth. We expect the joint venture to be profitable in 2007.

Phthalic anhydride (PA) recorded slightly higher volumes and margins. At year-end, our PA plant in Millsdale, Illinois, had recovered from some operational issues during the year and was running at capacity, which is expected to continue in 2007. As anticipated, polyurethane systems, which fulfilled a large nonrecurring project last year, posted lower sales volume and earnings.

Food and health specialties, which accounts for two percent of revenues, had a difficult year. Higher material costs and competitive pressure led to a reconfiguration of the group and a new sales and distribution strategy which should result in improvements in 2007.

Looking ahead, Stepan is guided by four main priorities as we pursue our growth and profitability goals. They are to deliver key growth targets, increase the base business, drive innovation and reduce costs. We made significant progress on these priorities during 2006 and will continue to focus on them as we move forward.

The first priority — to deliver key growth targets — focuses on four critical areas of Stepan's business: 1) our next generation polyol, 2) our global fabric softener initiative, 3) the biodiesel opportunity, and 4) sulfonated methyl esters, a new paradigm for surfactant feedstocks.

The next generation polyol is a result of our innovation and product development efforts in our polymers business. The new product improves fire retardancy and enables our customers to reduce formulation costs. It also calls for a larger amount of Stepan product to be used in formu-



lations, which provides growth opportunities at our existing customer base in addition to new targets. As the next generation polyol offers significant benefits to our customers, we are very optimistic about its growth potential. We are expanding polyol production at our plant in Germany and expect to have an additional 10,000 tons of capacity available in April to meet anticipated demand.

Our global fabric softener initiative continues to be one of the most successful growth platforms in our surfactant business. During 2006, Stepan added fabric softener capabilities to our joint venture operation in the Philippines, Stepan Philippines, Inc., from which we will supply the growing Asian market. We began shipments in December to a customer that will account for over 60 percent of the plant's output. This investment will significantly improve the profitability of our Philippine joint venture. We also are adding another reactor to our plant in Matamoros, Mexico, to support growth in the Latin American markets. We are adding an additional shift to our French plant and debottlenecking in the U.S. to provide more capacity to respond to growth in those markets.

The continuing demand for biodiesel as a renewable energy source and as a means to increase our country's energy independence also represents a significant opportunity for the Company. Stepan completed the expansion of its Millsdale facility in early 2006 and currently produces 19 million gallons of biodiesel per year at the plant using soybean oil as a feedstock. In September, Stepan was awarded a $3.0 million grant from the State of Illinois to expand its biodiesel production by 30 million gallons. Due to rising soybean oil costs and falling crude oil prices, we are working to approve alternate raw materials to restore profit margins before increasing capacity.

The growing biodiesel market is the springboard for the fourth key growth target — sulfonated methyl esters. Unlike many other biodiesel producers, Stepan has the potential to use methyl esters used in biodiesel production as a feedstock for its surfactant business. This gives us the ability to backward integrate, capture more margin and greater utilize our sulfonation assets. We also will need to rely less on nonrenewable petrochemical feedstocks. We are actively exploring opportunities for the use of sulfonated methyl esters with some key customers and are optimistic about the growth potential of this technology. We will look to modify our plants in 2007 and begin commercial sales in 2008.

Although we need to accelerate the pace of our progress, we made strides in 2006 in driving forward our innovation portfolio. Several trends are shaping our development efforts, including the move toward bio-renewable feedstocks, high energy costs and the focus on active delivery, such as a new fabric softener ingredient that enables the current technology to be used more effectively. Several products are at or very near launch state. Improving our product mix through innovation is a key element of our strategy.

We also focused on reducing costs in 2006 and made a number of significant structural changes that create the foundation for improved profitability in 2007 and beyond. We recast our pension plans from defined



benefit to defined contribution, which will provide a more predictable cost structure for the Company and create a more portable benefit for employees, and modified our U.S. health care plan to increase employee contributions. We also launched a Six Sigma quality improvement effort with some of our core plant teams to increase operational effectiveness.

In October, the Board of Directors declared a 2.5 percent increase in the Company's quarterly cash dividend on its common stock to $0.205 per share. This marks the 39th consecutive year in which the dividend has been increased.

In April, the Board announced the election of Gregory E. Lawton to the Board of Directors, succeeding Paul H. Stepan, who retired last year. Greg retired as president and chief executive officer of JohnsonDiversey in February 2006, after leading that company for seven years. He brings more than 20 years of experience in multinational consumer products and service industries to the Company — an asset that will be invaluable as we execute our strategy to better serve and innovate with customers on a global basis.

We also are pleased to announce that H. Edward Wynn has been appointed Stepan's vice president, general counsel and secretary. Ed has more than 20 years of legal experience, most recently as chief administrative officer and general counsel with Heritage Development Partners. His wide-ranging experience in business litigation and regulatory compliance will benefit the Company.

Our milestone 75th anniversary is a testament to the thousands of hardworking and talented employees who helped to build this Company. We salute your accomplishments and thank you for your commitment. We are excited and gratified by what we have accomplished together, but even more energized by what lies ahead. We are looking forward to the next 75 years.

Thank you for your investment in our Company. We believe that 2007 will be a year of improved profitability and performance.



F. Quinn Stepan
CHAIRMAN



F. Quinn Stepan, Jr.
PRESIDENT AND CHIEF EXECUTIVE OFFICER



We're 75. Looking forw

Stepan is a company that is proud of its heritage. We pride ourselves on our long-term relationships with customers and suppliers, some that span decades. Many of our employees have been with us for most of their careers and the new people we recruit each year learn and benefit from their accumulated experience. We appreciate our shareholders' investment in our Company and have expressed that, in part, through 39 consecutive years of dividend growth. We honor the contributions of those who built this Company over the past seven and a half decades.

But we're not a Company to rest on our laurels. That's why we're celebrating our 75th anniversary by looking forward. We have many goals yet to accomplish. Our team of energetic and talented people is focused on the future, driving to innovate and grow this Company to provide better products and services to our customers, more and better opportunities for our employees and greater return on investment for our shareholders. This special section looks at our three business segments and explores how we're working to meet those goals.

Manufacturing surfactants has been an integral part of Stepan since its inception 75 years ago. Today, the Company is a leading global supplier of surfactants, serving a broad array of markets and customers around the world. "2006 was a year of progress in terms of both income and sales growth for our surfactant group," says John Venegoni, Vice President and General Manager for Stepan's worldwide surfactant business. "More importantly, our results this year were driven by strategies we have been striving to implement over the past three years."

One of the most successful strategies was Stepan's decision to create a dedicated North American business unit and sales force to serve regional customers in the general surfactant markets. The reorganization helped Stepan to focus on this highly fragmented, but potentially very rewarding, customer base. "We needed to effectively develop and implement broad-based market strategies for the personal care and laundry & cleaning markets, which are harder to reach and require more specialized products," John says. The team used a wide range of promotional tools, such as web-based training and marketing tools in support of specialty product initiatives for the personal care and



hard surface cleaning markets. The result was a record year for the general surfactants business in 2006 and has provided excellent momentum entering 2007.

Another successful strategy that has contributed to surfactant growth has been a continued focus on industrial markets for surfactants, such as agriculture, emulsion polymerization, gypsum and oil field. While Stepan's participation in these markets today is small, continued growth in these markets is anticipated through ongoing globalization efforts and, more importantly, innovative technologies. "We have some very promising technologies in the development pipeline, such as high temperature stable gels for fracturing applications in oil fields and higher efficiency adjuvants for glyphosate pesticide formulations," John says.

Leadership in Fabric Softeners

Stepan continues to see growing global customer acceptance for its esterquat technology, a biodegradable and highly concentrated system for fabric softeners that the Company pioneered decades ago. Now the formulation of choice throughout Europe and North America, Stepan's technology is quickly gaining share in Latin America and Asia as fabric softener consumption increases in those markets.



"With our ongoing expansions, Stepan is able to provide customers with one of the strongest fabric softener production networks found anywhere in the world."

John V. Venegoni / VICE PRESIDENT AND GENERAL MANAGER / SURFACTANTS

"As economies around the world continue to develop, use of fabric softeners is growing rapidly, outpacing the growth rate of many other laundry products," John says. "With more disposable income, consumers in Asian and Latin American markets are adopting fabric softeners as an effective way to preserve clothes, so that they look, feel and smell better."

To meet growing demand in Latin America, the Company is once again adding capacity to its plant in Matamoros, Mexico, which will come on-line in the second quarter of 2007. An expansion of Stepan's joint venture operation in the Philippines was completed in 2006 and the Company began shipping product in the fourth quarter to markets throughout Asia. Stepan will also begin operating its facility in Voreppe, France, on a seven-day per week basis, adding needed capacity and increasing efficiencies of its European operations. "With our ongoing expansions, Stepan is able to provide customers with one of the strongest fabric softener production networks found anywhere in the world," John says.

Biodiesel and Sulfonated Methyl Esters

A number of factors, including rising crude oil prices and federal and state tax incentives, combined to dramatically increase the demand for biodiesel during the past two years. Stepan responded to the opportunity by expanding its Millsdale plant to produce more soybean-based methyl esters to be used as biodiesel, which contributed to both sales and income growth for the surfactant business in 2006. Plans are being explored to significantly expand Millsdale's capacity,



aided by a $3 million grant from the State of Illinois. "Our participation in renewable fuels continues to help our country and state reduce its dependency on foreign energy," John says.

Another exciting outgrowth of Stepan's entry into the biodiesel market is a developing opportunity to use methyl esters as a feedstock for its sulfonation business. The use of sulfonated methyl esters would provide Stepan with an opportunity to integrate its core sulfonation business and lessen its reliance on petrochemical feedstocks. "A plant or oleo-based feedstock, such as methyl ester, is consistent with Stepan's focus on sustainable, renewable chemistry," John says. "With our expanded capacity, sulfonation capabilities and proximity to feedstocks, our Millsdale plant is an ideal location to utilize sulfonated methyl ester technology."

LEADERSHIP IN POLYMERS

Stepan's Polymers business strategy is driven by its patented polyol technology and its vertical integration throughout the group. The Company is the largest global supplier of aromatic polyester polyols that are used in insulation products for commercial roofing and metal panels for construction. Stepan also supplies polyester polyols for use in its urethane systems business, as well as supplying the flexible foam and C.A.S.E. (coatings, additives, sealants & elastomers) markets.

"The rigid polyol market suffered a significant drop in volume in 2005 following record sales in 2004," says Bob Wood, Vice President and General Manager, Polymers. "North American polyol sales grew in 2006, but below expectations and still below the record 2004 volume." Stepan's Polymers business ended 2006 with gains in sales but earnings fell slightly on higher raw material costs.

European markets rebounded more quickly. Stepan's polyol plant in Germany, which opened in 2003, is operating at capacity. A plant expansion is scheduled to be up in the second quarter of 2007. The Company's 20,000-ton joint venture polyol plant in Nanjing, China, had its first full year of operation in 2006. Sales are growing as customers learn more about the capabilities of Stepan's proprietary technologies. "We continue to believe that China offers the single largest market opportunity for polymers in the world," Bob says. "The challenge for us, and for any other U.S. company, is to modify our business models to offer the speed, efficiency and cost required in the Chinese market."

Next Generation Polyols

A key focus of Stepan's innovation efforts in the Polymers business is its next generation polyol for the rigid foam construction market. This new rigid polyol technology provides certain performance and cost benefits to customers and also increases the use of Stepan product in the formulation. "It is a win/win situation," Bob says, "because our customers get a better and more cost effective product, while



"We continue to believe that China offers the single largest market opportunity for polymers in the world."

Robert J. Wood / VICE PRESIDENT AND GENERAL MANAGER / POLYMERS



Stepan increases sales without adding a single new customer." Several global customers are in the process of testing the new polyol in their formulations and Stepan anticipates that some will begin converting in spring of 2007.

While rigid foams account for more than 90 percent of polyols' sales, the group also is achieving success with a number of small, but fast growing, innovation efforts. "Flexible foam and C.A.S.E. applications are two areas that have potential for double-digit growth globally for Stepan for the foreseeable future," Bob says.

GROWTH IN FOOD AND HEALTH SPECIALTIES

Stepan's Food and Health Specialties is a small, focused business producing medium chain triglycerides (MCTs) for the food and pharmaceutical markets. The group also produces a few custom products that leverage the Company's process and manufacturing skills.

2006 was a challenging year for the group, as margins suffered when shortages led to steep price increases for key raw materials. "We responded to the difficult market conditions by reconfiguring the group to eliminate costs and changed our sourcing strategy," says Jim Butterwick, Director, Food and Health Specialties. In order to reach a broader customer base, the group is leveraging the resources provided by Stepan's Global Sales and Distribution network to promote its product line.



"In order to reach a broader customer base, the group is leveraging the resources provided by Stepan's Global Sales and Distribution network to promote its product line."

Jim Butterwick / DIRECTOR / FOOD AND HEALTH SPECIALTIES

MCTs have a lower calorie value than other fats and metabolize quickly so that they are not stored in the body as fat. There is significant potential for growth, given the interest in such areas as nutrition, diet and health. The group launched three new products in 2006 and also made a concerted effort to regain market share lost to the aggressive pricing strategies of a key competitor in 2005. "We had good success gaining back market position in 2006," Jim says, "and we are optimistic that the new products will generate growth in 2007."



Five year summary

In thousands, except per share and employee data	2006	2005	2004	2003	2002
For the year					
Net Sales	**$1,172,583**	$1,078,377	$935,816	$784,855	$748,539
Operating income	**15,853**	25,468	19,179	9,796	33,930
Percent of net sales	**1.4%**	2.4%	2.0%	1.2%	4.5%
Income before income taxes and minority interest	**7,389**	17,646	14,633	5,271	30,268
Percent of net sales	**0.6%**	1.6%	1.6%	0.7%	4.0%
Provision for income taxes	**900**	4,170	4,320	360	10,139
Income before cumulative effect of change in accounting principle	**6,670**	13,529	10,324	4,911	20,129
Per diluted share (a)	**0.63**	1.39	1.05	0.45	2.05
Net income	**6,670**	13,159	10,324	4,911	20,129
Per diluted share (a)	**0.63**	1.35	1.05	0.45	2.05
Percent of net sales	**0.6%**	1.2%	1.1%	0.6%	2.7%
Percent to stockholders' equity (b)	**3.8%**	7.9%	6.3%	3.1%	12.9%
Percent return on invested capital (c)	**4.51%**	5.60%	4.97%	3.32%	6.44%
Cash dividends paid	**8,149**	7,869	7,731	7,579	7,339
Per common share	**0.8050**	0.7850	0.7725	0.7625	0.7375
Depreciation and amortization	**38,384**	38,769	39,169	41,426	40,117
Capital expenditures	**45,970**	41,519	33,766	32,872	36,135
Weighted-average common shares outstanding	**9,131**	9,005	8,970	8,889	8,861
As of year end					
Working capital	**$ 87,974**	$ 96,344	$ 77,882	$ 71,521	$ 80,095
Current ratio	**1.5**	1.6	1.5	1.5	1.8
Property, plant and equipment, net	**225,604**	211,119	208,870	210,665	211,050
Total assets	**546,055**	516,159	492,776	464,217	439,667
Long-term debt obligations	**107,403**	108,945	94,018	92,004	104,304
Stockholders' equity	**180,786**	166,834	168,241	162,067	158,829
Per share (d)	**18.33**	17.19	17.42	16.89	16.64
Number of employees	**1,528**	1,510	1,420	1,447	1,529

(a) Based on weighted-average number of common shares outstanding during the year.
(b) Based on average equity.
(c) Defined as net operating profit after taxes divided by invested capital.
(d) Based on common shares and the assumed conversion of the convertible preferred shares outstanding at year end.

The selected financial data included herein has not been audited. The information was derived from the Company's audited financial statements for the respective years, which were presented in accordance with accounting principles generally accepted in the United States of America and which were audited in accordance with the standards of the United States Public Company Accounting Oversight Board. Copies of the full consolidated financial statements and of the independent registered public accountants' report that expressed an unqualified opinion (dated March 2, 2007) are included in the Company's 2006 Annual Report on Form 10-K filed with the United States Securities and Exchange Commission, which is available on request or via Web site at www.stepan.com.

Using Stepan products

CONSUMER AND INDUSTRIAL PRODUCTS

Laundry & Cleaning All-purpose cleaners • Bathroom cleaners • Carpet steam extraction • Carpet shampoos • Car wash detergents • Car wash spray wax emulsifiers • Cooling tower biocides • Dishwashing detergents • Disinfectants and sanitizers • Drain cleaners • Dry cleaning detergents • Fabric softener dryer sheets • Fine fabric washes • General disinfectants • Hand and dish disinfection • Hard surface cleaners • Hard surface disinfection for food preparation areas • Hospital disinfectants and sanitizers • Industrial floor cleaners • Industrial food processing disinfection • Laundry, commercial and textile softeners • Laundry detergents • Laundry prespotters • Laundry sanitization • Metal cleaning emulsifiers • Rug shampoos • Sanitizers • Sanitization and deodorization of bath and laundry areas • Solvent degreasers • Swimming pool and hot tub algicides, slimicides and fungicides • Upholstery shampoos • Window cleaners

Personal Care After-shave lotions • Anti-bacterial handsoaps • Anti-dandruff shampoos • Anti-perspirants • Baby shampoos • Bar soaps • Bath oils • Bath products • Bubble baths • Cleansing creams • Combo bars • Conditioning shampoos • Dentifrices • Deodorants • Facial preparations • Glosses • Hair conditioners • Hair rinses • Leave-on conditioners • Lipsticks • Liquid hand soaps • Make-up preparations • Medicated ointments • Moisturizers • Mousses • Ointments • Personal care cleansing preparations • Powdered bubble baths • Pre-shave lotions • Shampoos • Shaving creams • Skin creams • Skin lotions • Sunscreen products • Suppositories • Styling aids • Syndet bars

Polymers Appliances: Refrigerators, freezers, water heaters • Automotive: Upholstery, interior trim, crash pads, floor mats, hoses, refrigerated trailer insulation, RV panels • Bath fixtures: Bathtubs, shower stalls, lavatories, spas, laundry tubs, tub and spa insulation • Construction: Resilient floors, wall coverings, pool liners, FRP panels, swimming pools, concrete forming pans, gutter/downspouts, cooling towers, mobile homes, rigid insulation, insulated pipes • Elastomers: Thermobreaks for metal thresholds and windows, engineering plastics • Electrical: Wire and cable insulation, electrical tape, transmission hardware, circuit boards, switchgear housing, potting compounds • Furniture: Adhesives, flexible cushions • Household goods: Footwear, toys, luggage, book bindings, garden hoses, outerwear, tablecloths, shower curtains, upholstery • Insulations: Residential sheathing, commercial/industrial roofing, building panels, spray-applied polyurethane foam insulation, decorative molded parts and displays • Marine: Boat hulls, deck hardware, floatation, motor covers, mooring buoys • Medical: IV bags, medical tubing, prostheses, implants, pharmaceutical coatings • Military/aerospace: Encapsulation, electrical potting, cavity fill, cryogenic insulation, floatation • Packaging: Meat and produce film, bottles and containers, packaging foam • Paints/coatings: Industrial and residential paints, polyurethane coatings, traffic paints • Recreation: Picnic cooler insulation, bowling balls, sporting equipment, taxidermy • Sealants: Expanding sealants in a can, two-component polyurethanes

Food & pharmaceutical Ingredients Confections • Energy bars and drinks • Flavors • Nutritional beverages • Pharmaceutical excipients

Industrial Surfactants Adhesives • Architectural coatings • Biodiesel fuels • Carpet backing • Caulk • Concrete • Drawing and forming compounds • Drilling foamers • Drywall joint compound • Dust control foam • Engine lubricants • Firefighting foam • Foam markers • Gypsum board • Herbicides, fungicides, insecticides • Industrial paints • Inks • Landfill cover • Leather finishes • Non-woven binders • Oil emulsifiers • Oil well bactericides • Oil well corrosion inhibitors • Packaging • Paper coatings • Paper de-inking • Pesticide adjuvants • Pigments • Plastics • Sealants • Scouring, levelling, coupling, wetting, bleaching and dyeing assistants • Textile coatings • Textile lubricants • Vinyl flooring



Quarterly financial data

In thousands, except per share data	FIRST	SECOND	THIRD	FOURTH	YEAR
2006					
Net sales	**$ 289,612**	**$ 292,033**	**$ 302,773**	**$ 288,165**	**$ 1,172,583**
Gross profit	**32,334**	**33,244**	**35,896**	**24,312**	**125,786**
Interest, net	**(2,061)**	**(2,179)**	**(2,333)**	**(2,312)**	**(8,885)**
Income (loss) before income taxes and minority interest	**4,165**	**4,404**	**9,118**	**(10,298)**	**7,389**
Net income (loss)	**3,049**	**3,077**	**6,091**	**(5,547)**	**6,670**
Per diluted share	**0.31**	**0.31**	**0.61**	**(0.63)**	**0.63**
2005					
Net sales	$ 264,252	$ 278,353	$ 265,717	$ 270,055	$1,078,377
Gross profit	29,816	34,703	32,719	25,624	122,862
Interest, net	(1,799)	(2,006)	(1,994)	(2,002)	(7,801)
Income (loss) before income taxes and minority interest	4,947	9,186	5,819	(2,306)	17,646
Income (loss) before cumulative effect of change in accounting principle	3,244	6,177	4,166	(58)	13,529
Per diluted share	0.33	0.64	0.43	(0.03)	1.39
Net income (loss)	3,244	6,177	4,166	(428)	13,159
Per diluted share	0.33	0.64	0.43	(0.07)	1.35

Quarterly stock data

	Stock price range per share				*Dividends paid per common share*	
QUARTER	2006 HIGH	2006 LOW	2005 HIGH	2005 LOW	2006	2005
First	**$29.55**	**$25.05**	$24.35	$21.61	**20.00¢**	19.50¢
Second	**$31.94**	**$27.50**	$24.00	$20.80	**20.00¢**	19.50¢
Third	**$33.00**	**$27.64**	$26.56	$22.37	**20.00¢**	19.50¢
Fourth	**$31.67**	**$28.41**	$27.48	$23.73	**20.50¢**	20.00¢
Year	**$33.00**	**$25.05**	$27.48	$20.80	**80.50¢**	78.50¢

Corporate information



Board of Directors

F. Quinn Stepan
CHAIRMAN

F. Quinn Stepan, Jr.
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Robert D. Cadieux
FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER / AIR LIQUIDE AMERICA CORP., A MANUFACTURER OF INDUSTRIAL GASES / WALNUT CREEK, CA

Thomas F. Grojean
CHAIRMAN AND CHIEF EXECUTIVE OFFICER / GROJEAN TRANSPORTATION, A NATIONWIDE TRUCKLOAD FREIGHT CARRIER / EAGAN, MN

Gregory E. Lawton
FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER / JOHNSON-DIVERSEY, INC., A GLOBAL PROVIDER OF CLEANING AND HYGIENE SOLUTIONS TO THE INSTITUTIONAL AND INDUSTRIAL MARKET-PLACE / STURTEVANT, WI

Robert G. Potter
FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER / SOLUTIA INC., A MANUFACTURER OF PERFORMANCE CHEMICALS AND SPECIALTY CHEMICALS / ST. LOUIS, MO

Edward J. Wehmer
PRESIDENT AND CHIEF EXECUTIVE OFFICER / WINTRUST FINANCIAL CORPORATION, A FINANCIAL SERVICES COMPANY / LAKE FOREST, IL

Officers

F. Quinn Stepan / CHAIRMAN

F. Quinn Stepan, Jr. / PRESIDENT AND CHIEF EXECUTIVE OFFICER

James E. Hurlbutt / VICE PRESIDENT, FINANCE

Frank Pacholec / VICE PRESIDENT, RESEARCH AND DEVELOPMENT

Gregory Servatius / VICE PRESIDENT, HUMAN RESOURCES

John V. Venegoni / VICE PRESIDENT AND GENERAL MANAGER, SURFACTANTS

Robert J. Wood / VICE PRESIDENT AND GENERAL MANAGER, POLYMERS

H. Edward Wynn / VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

Anthony J. Zoglio / VICE PRESIDENT, SUPPLY CHAIN

Kathleen M. Owens / ASSISTANT GENERAL COUNSEL AND ASSISTANT SECRETARY

Departmental Vice Presidents

International / Tony Martin / VICE PRESIDENT, EUROPE

Manufacturing / Robert S. Mangold / VICE PRESIDENT, NORTH AMERICAN PLANT OPERATIONS

Purchasing / Edmund A. Perreault / VICE PRESIDENT, PURCHASING

Purchasing / Richard H. Wehman, Jr. / VICE PRESIDENT, STRATEGIC PURCHASING SURFACTANTS

Research and Development / Matthew I. Levinson / VICE PRESIDENT, GLOBAL PROCESS DEVELOPMENT

Surfactants / Edward H. Buening / VICE PRESIDENT, SURFACTANT SALES

Surfactants / James S. Pall / VICE PRESIDENT, BUSINESS DEVELOPMENT

Counsel

Mayer, Brown, Rowe & Maw LLP
CHICAGO, ILLINOIS

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
CHICAGO, ILLINOIS

Transfer Agent and Registrar

Computershare Investor Services, LLC
2 NORTH LASALLE ST., CHICAGO, IL 60602
312.588.4991 FAX 312.293.4943

Contact the Registrar and Transfer Agent concerning stock certificates, dividend checks, transfer of ownership, or other matters pertaining to your stock account.

Stock Listing

New York Stock Exchange: (SCL) and (SCLPR)
Chicago Stock Exchange: (SCL) and (SCLPR)

Investor Relations

James E. Hurlbutt
847.446.7500

Form 10-K

Copies of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission, will be available without charge to stockholders and interested parties upon written request to the Secretary of the Company or may be obtained on our Web site at www.stepan.com

Annual Meeting

The 2007 Annual Meeting for the Stockholders of the Company will be held at 9:00 a.m., Tuesday, April 24, 2007, at the Company's headquarters in Northfield, Illinois.

Corporate Governance

The Nominating and Corporate Governance Committee of the Board of Directors has established a committee charter and a Code of Conduct. These documents are provided on Stepan's Web site at www.stepan.com within the Investor Relations section of the site. At the same Web site location, Stepan provides an Ethics Hotline phone number that allows employees, shareholders and other interested parties to communicate with the Company's management or Audit Committee (on an anonymous basis, if desired) through an independent third party hotline. The CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act were filed as exhibits to the Company's 2006 Form 10-K that was filed with the Securities and Exchange Commission on March 8, 2007. In addition, the Company submitted the Section 12(a) CEO certification to the New York Stock Exchange on May 4, 2006.

Stepan

Northfield, Illinois 60093
847.446.7500
www.stepan.com

DESIGN / CDR CREATIVE, INC., CHICAGO

END